EXHIBIT 99.94

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200	Telephone: (416) 368-9932 ext. 409
Toronto, Ontario, Canada	E-Mail: mjutras@alamosgold.com
M5H 3P5

CERTIFICATE of AUTHOR

I, Kenneth J. Balleweg, P.Geo., B.Sc., M.Sc., do hereby certify that:

1.

I am currently employed as Mexico Exploration Manager for Alamos Gold Inc. located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada. M5H 3P5. I have contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012.

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.	I am a graduate of the Colorado School of Mines and hold a Bachelor’s degree in Geological Engineering (1980), and a Master’s degree in Geology (1990).

4.	I am a Certified Professional Geologist (# 10972) with the American Association of Professional Geologists.

5.	I have worked as a geologist for a total of 32 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am one of the authors of this Technical Report prepared for Alamos Gold and dated December 21, 2012. I have prepared and am responsible for Sections 7, 8, 9, 10, and 11 (Geologic Setting, Deposit Types and Mineralization, Exploration, Drilling, and Sample Preparation, Analysis, and Security) of the Technical Report. I have worked on the property from June – December 1994, 1997-2000, and October 2003 to present.

8.	I have had prior involvement with the property that is the subject of the Technical Report with the previous report issued in June 2004.

9.	I am not independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200 Toronto, Ontario, Canada M5H 3P5	Telephone: (416) 368-9932 ext. 409 E-Mail: mjutras@alamosgold.com

10.

As of the date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Dated this 21st Day of December 2012

Signature of Qualified Person

Kenneth J. Balleweg
Print Name of Qualified Person